Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The following communication was distributed to certain employees via e-mail on March 13, 2013.

For All American Managers

Subject: AMR and UCC Request Final Extension of Exclusivity Period

Summary

AMR and the Unsecured Creditors’ Committee (UCC) have jointly requested that the United States Bankruptcy Court for the Southern District of New York extend exclusivity for AMR to file its Plan of Reorganization to May 29, 2013. The Chapter 11 process allows for a company to file for multiple extensions to the period of exclusivity for 18 months after the date of filing.

Key points

•

It is customary in a large and complex case such as American’s for a Chapter 11 debtor to ask for further extensions of the exclusivity period. Additional extensions are generally granted if there are constructive, ongoing discussions with the key stakeholders, and the complexities of the case require substantial time to develop a viable Plan of Reorganization.

•

The additional time will allow us to complete the final steps of our successful reorganization – the formulation, proposal and confirmation of a plan of reorganization that implements the proposed merger with US Airways – which will enable the creation of a premier global airline with a balance sheet and capital structure that will assure its long-term viability and maximize value for all of our stakeholders.

•

American has worked diligently with the UCC to advance the reorganization process, the next step of which will be a hearing on March 27, 2013, on our Motion for Approval of the Merger Agreement with US Airways.

•	We expect our motion to extend to be heard by the Court at the March 27, 2013, omnibus hearing.

•	If the Court grants our motion, it will extend the period during which we have the exclusive right to file a Plan of Reorganization from April 15, 2013 to May 29, 2013.

•	During this time period, only the company can file a Plan of Reorganization with the Court.

•	This is the final exclusivity extension request that American can and will make during its restructuring. It brings us to the limit of 18 months for exclusivity allowed under the Bankruptcy Code.

Questions & Answers

1.	Why are American and the UCC requesting for exclusivity to be extended?

American and the UCC have jointly agreed to request this extension to May 29, 2013 because it is premature to file a Plan of Reorganization at this time. The additional time will allow us to complete the final steps of our successful reorganization – the formulation, proposal and confirmation of a plan of reorganization that implements the proposed merger with US Airways

2.	How does this affect American’s timeline for exiting restructuring?

We are in the midst of a complex restructuring, intensely focused on successfully reorganizing American to restore our airline to industry leadership, profitability and growth. The company has said all along that our goal is to move through the restructuring process as quickly as possible, but has also recognized that it’s impossible to predict a precise timeframe for this process. More time does not mean that we intend to slow the process down. We do, however, expect to complete the merger in the third quarter of 2013.

3.	Is it standard for companies in Chapter 11 to request multiple exclusivity period extensions?

Yes. Multiple requests for extension are a routine part of the restructuring process in a large and complex case such as ours and were made by the majority of other airlines as they went through the Chapter 11 process.

4.	Why did we not ask for a longer extension?

The extension to May 29, 2013, is all that is considered necessary at this time. Also, by law, this extension represents our final opportunity to extend. Under the Bankruptcy Code, there is an 18-month limit for exclusivity allowed.

5.	Do the multiple extensions of the exclusivity period harm any economic stakeholder?

The requested extensions of the exclusivity period will not harm any economic stakeholder. The additional extension will be used to continue working toward the completion of key restructuring activities and building consensus for the company’s Plan of Reorganization. In fact, the requested extension should serve to maximize value for all stakeholders.

6.	Is it important to maintain exclusivity during the Chapter 11 process?

We believe exclusivity will facilitate the formulation and development of a consensual Plan of Reorganization, which should maximize value for all stakeholders.

7.	If the Court grants our request to extend the exclusivity period, is it possible for the extension to be withdrawn? If so, why and how could this happen?

Any creditor or other party with standing can file a motion with the Court to seek an earlier termination of exclusivity. However, we do not anticipate that such a motion would be filed.

8.	Will AMR seek to extend its exclusivity period for filing a Plan in the future?

No. This is our final exclusivity extension request.

9.	Is the transformation plan or business plan that was outlined on Feb. 1, 2012, the same as the Chapter 11 Plan of Reorganization?

No, it is not. The steps required to transform American into a company that is competitive, profitable and growing will remain central to all of our business planning. A Plan of Reorganization is a document that, among other things, sets forth the process by which a debtor proposes to satisfy the claims of its creditors and reduce or “restructure” its obligation.

10.	Do you anticipate other parties proposing alternate Plans of Reorganization? If so, who?

We are not going to speculate. At this time, no other entity can file a Plan of Reorganization. It is our expectation that when the company files a Plan of Reorganization, it will be a Plan that maximizes value for all stakeholders and will be supported by the company’s various constituencies.

11.	What is the additional 60-day solicitation period to July 29, 2013?

If a debtor files a Plan of Reorganization during the exclusive Plan filing period, it has additional time to solicit votes for acceptance of that Plan of Reorganization, during which time no other party can file a competing Plan.

Resources

•	Visit the Merger space on new Jetnet for more information about American’s and US Airways’ proposed merger.

•	Go to the Restructuring Resource Center for more information about restructuring.

Subject Matter Expert Sean Collins, Communications, Sean.Collins@aa.com.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.